FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of January 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)








The following is a translation of a press release issued by CCF in France:

                     CCF to adopt the HSBC brand in France
         as it plans to improve customer service and accelerate growth

Following CCF's board meeting on 12 January, the management of the bank today presented a new strategic plan to the bank's Works Council and employees in France.

In an increasingly competitive environment, CCF aims to accelerate growth in its key customer groups and to become a benchmark institution for quality of advice and service. The aim is to increase CCF Group revenues by around 45% between 2003 and 2008^.

The following actions will be taken to achieve these targets:

   -Rolling out the HSBC Group brand to the entire CCF, UBP, Banque de
    Picardie branch networks and Banque Hervet branches in the Paris region.

   -Opening about 150 new branches across all networks and recruiting almost
    1,000 new commercial banking staff to strengthen CCF's commercial capability and its service offerings for core customer groups.

   -Strengthening services for business and personal customers and enhancing online services by taking further advantage of the HSBC Group's technology.

   -Extending customer access to the HSBC Group's global network (across
    10,000 offices in 76 countries and territories) to further meet their international needs - an initiative for business clients and for personal customers who can benefit from services like the HSBC International Premier package.

   -Using the experience acquired by CCF to become the HSBC Group's European or global platform for a series of financial products where France has first-class expertise. These products include structured interest-rate and structured equity derivatives, and quantitative investment services.

   -Maximising efficiency by tailoring operations around customer group and adopting the most effective information systems developed by the HSBC Group as part of its global policy. The resulting restructuring in some activities will be limited to the strictly necessary and there will be no forced redundancies.

Revenue growth and increased efficiency will lead to a yearly average 1.5-2% reduction in the cost:income ratio between 2003 and 2008^.

Charles-Henri Filippi, Chief Executive Officer of CCF, said: "We want our customers to enjoy the full benefits of HSBC's comprehensive service offering and international scale. The HSBC Group's geographical reach, financial strength and global technology resources are huge assets which, combined with our own acknowledged expertise in relationship retail banking in France, will enable us to offer our customers a better service and convince many more to join us.

"This strategic plan builds on CCF's values and past successes. But it is also a major project that will involve change for all of us. It will be accompanied by an ambitious human resources policy designed not only to strengthen our performance and quality but also to provide our people with career opportunities and personal fulfilment at all levels."

Implementation of these projects is subject to the various consultations required by law, notably with staff representative bodies.



^ The figures are UK GAAP figures excluding goodwill amortisation for the operating activities of HSBC in France (including the HSBC Paris branch); the impact of IFRS has not been included at this stage.

Forward-looking statements

This presentation may contain certain forward-looking statements with respect to the financial condition, results of operations and business of the HSBC Group. These forward-looking statements represent the HSBC Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

This announcement should not be interpreted to mean that the HSBC Group's profits will necessarily match or be greater than its historical published profits.

Notes to editors:

The HSBC Group

HSBC Holdings plc, the holding company for the HSBC Group, is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from approximately 10,000 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,154 billion at 30 June 2004, the HSBC Group is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.
                                      ends





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  13 January 2005